Principal Global Investors, LLC 711 High Street, Des Moines, IA 50392 515 247 5111 tel

July 11, 2019
Via EDGAR
Ms. Laura Riegel
Mr. Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:
Principal Funds, Inc., Principal Variable Contracts Funds Inc., Principal Global Investors LLC, Principal Commercial Property Debt Fund, LP and Principal Direct Property Funds GP LLC (f/k/a Principal Commerical Property Funds GP, LLC) (the “Applicants”) (File Number 812-14890)

Dear Ms. Riegel and Mr. Rakestraw,
On March 21, 2018, an application was submitted on behalf of the Applicants (the “Application”) seeking an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder.

Further to our telephone conversation of June 24, 2019, we are writing on behalf of the Applicants to request that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Application and take no further action with respect thereto.

Please call me at 515-235-9328 or Clint Woods at 515-247-5461 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant General Counsel
Principal Global Investors, LLC